Form 6-K Disclosure

PLDT hereby reports that subsequent to the filing of its Annual Report on Form 20-F (as amended to date, the “Annual Report on Form 20-F”) of its audited consolidated financial statements (“PLDT’s U.S. GAAP Financial Statements”) as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000 prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), PLDT has discovered that certain items need to be adjusted in PLDT’s U.S. GAAP Financial Statements. Accordingly, PLDT is in the process of finalizing the adjustments to be made to PLDT’s U.S. GAAP Financial Statements. PLDT will, as soon as practicable after such adjustments are finalized, file an amendment to its Annual Report on Form 20-F which will include audited restated U.S. GAAP Financial Statements.

PLDT currently estimates the effect of the various adjustments to be as follows:

	Years Ended December 31
U.S. GAAP Financial Information	2002	2001	2000
	(Unaudited)
(in millions of pesos, except per share amounts)
Net loss as previously reported	(4,559)	(27,484)	(23,087)
Depreciation:
Smart analog assets	(1,557)	–	–
Mabuhay	(273)	236	(136)
Impairment of Piltel EO 109 assets	(1,150)	–	–
Customer list amortization	(225)	(225)	–
Goodwill amortization	402	363	272
Unrealized foreign exchange loss – net	(55)	(742)	(1,053)
Revenue recognition adjustments	34	(165)	(42)
Lease accounting adjustments	(64)	(58)	(56)
Consolidation:
Piltel	(275)	133	(1,893)
Minority interest in earnings	(135)	–	415
Deferred income tax benefit (expense)	1,687	2,153	(2,627)
Others	–	–	13
Net loss as adjusted	(6,170)	(25,789)	(28,194)

Earnings per common share as previously reported	(42.60)	(175.08)	(154.34)
Earnings per common share as adjusted	(52.15)	(165.03)	(186.73)

Stockholders’ equity as previously reported	15,122	21,573	50,558
Adjustments to current year’s net loss	(1,611)	1,695	(5,107)
Adjustments affecting prior years’ net loss	(3,412)	(5,107)	–
Adjustments related to equity	2,321	2,333	2,341
Stockholders’ equity as adjusted	12,420	20,494	47,792

Although PLDT currently believes that its estimates for the expected adjustments described above are materially correct, those adjustments are subject to change while PLDT finalizes such adjustments.